UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Videsh Sanchar Nigam Limited
(Name of Issuer)

Equity Shares, par value Rs. 10 per share
(Title of Class of Securities)

92659G
(CUSIP Number)

F.N. Subedar
Tata Sons Limited
Bombay House
24 Homi Mody Street
Fort, Mumbai 400 001
The Republic of India
Tel No.: (91) 22-56658282
(Name, Address and Telephone Number of
Persons Authorized to Receive Notices
and Communications)

Copies to:
William F. Barron, Esq.
Davis Polk & Wardwell
The Hong Kong Club Bldg., 18th Floor
3A Chater Road
Hong Kong

August 22, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92659G	13D	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Panatone Finvest Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 122,939,857 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 122,939,857 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,939,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.14%
14	TYPE OF REPORTING PERSON CO, IV

CUSIP No. 92659G	13D	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Sons Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,494,497
	8	SHARED VOTING POWER 127,434,354 (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,494,497
	10	SHARED DISPOSITIVE POWER 127,434,354 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,434,354 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.71%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Tata Power Company Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Steel Ltd. (formerly The Tata Iron and Steel Company Limited) (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Investment Corporation Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Industries Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

     This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed by Panatone Finvest Limited (“Panatone”), Tata Sons Limited (“Tata Sons”), The Tata Power Company Limited (“Tata Power”), Tata Investment Corporation Ltd. (“Tata Investment”), Tata Steel Limited (formerly The Tata Iron and Steel Company Limited) (“Tata Steel”) and Tata Industries Limited (“Tata Industries”), each a limited liability company organized under the laws of the Republic of India (collectively, the “Reporting Persons”), in connection with sales equity shares, par value Rs. 10 per share (the “Shares”), of Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India (the “Issuer”) by Panatone (the “Panatone Reportable Sales”) and Tata Investment (the “Tata Investment Reportable Sales”). It amends and supplements the Statement on Schedule 13D filed by Panatone and Tata Sons on February 5, 2002 (the “Original Schedule 13D”), which has been previously amended and supplemented by (a) Amendment No. 1 to Schedule 13D, filed by Panatone and Tata Sons on March 15, 2002 (“Amendment No. 1”), (b) the Final Amendment to Schedule TO, filed by Panatone, Tata Sons, Tata Power, Tata Steel and Tata Industries on May 24, 2002 (“Amendment No. 2”) and (c) Amendment No. 3 to Schedule 13D, filed by Panatone, Tata Sons, Tata Power, Tata Steel, Tata Industries and Tata Investments on February 21, 2003. The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 were filed in connection with certain purchases of Shares by Panatone (the “Panatone Reportable Purchases”), Tata Sons (the “Tata Sons Reportable Purchases”) and Tata Investments (the “Tata Investments Reportable Purchases”). The Panatone Reportable Purchases, the Tata Sons Reportable Purchases and the Tata Investments Reportable Purchases are referred to herein as the “Reportable Purchases”. The Panatone Reportable Sales and the Tata Investment Reportable Sales are referred to herein as the “Reportable Sales”.

     This Amendment is the second electronic amendment to the Original Schedule 13D. Pursuant to Rule 101(a) of Regulation S-T and Rule 13d-2(e) promulgated under the Securities Exchange Act of 1934, this Amendment restates the entire text of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the equity shares, par value Rs. 10 per share, of Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India. The principal executive offices of the Issuer are located at Videsh Sanchar Bhavan, Mahatma Gandhi Road, Fort, Bombay 400 001, India.

Item 2. Identity and Background.

     (a), (b) and (c).

     This Amendment is being filed by the Reporting Companies.

     Tata Sons and Tata Power are the major shareholders of Panatone, with ownership interests of approximately 60% and 40%, respectively, and Tata Steel and Tata Industries are the other shareholders of Panatone with each holding an ownership interest in Panatone of less than 0.01% . Tata Sons is the ultimate parent entity of Panatone and each of the other shareholders of Panatone. Tata Sons beneficially owns 28.74% of the outstanding shares of Tata Power, 19.80% of the outstanding shares of Tata Steel and 28.62% of the outstanding shares of Tata Industries.

     The principal business of Panatone is that of a non-banking financial company. The principal business address and principal office address is Bombay House, 24, Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Sons is the conduct of investment holding, economic and market research, financial consultancy and quality assurance. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Power is the generation, transmission and distribution of electrical energy in Mumbai, India and its suburbs as well as the generation and provision of electrical energy in the States of Jharkland and Karnataka, India. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Steel is the manufacturing and dealing in steel and steel products such as wire rods, structurals, tubes, bearings, hot rolled coils, cold rolled coils and sheets. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Industries is that of a non-banking financial company, with the object of promoting and financing industrial enterprises. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Investment is the investment in shares, debentures and other securities of companies both inside and outside the Tata Group. Its principal business address and principal office address is Ewart House, Homi Mody Street, Fort, Mumbai 400 001, India.

     Schedules A, B, C, D, E and F, attached hereto and incorporated by reference, set forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of (1) Panatone, (2) Tata Sons, (3) Tata Power, (4) Tata Steel, (5) Tata Investments and (6) Tata Industries, respectively.

     (d) and (e).
     During the last five years, none of the Reporting Companies, nor, to the best knowledge of the Reporting Companies, any of the persons listed on Schedules A, B, C, D, E and F has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f).
     Schedules A, B, C, D, E and F set forth the citizenship of each of the directors and executive officers of (1) Panatone, (2) Tata Sons, (3) Tata Power, (4) Tata Steel, and (5) Tata Investments and (6) Tata Industries .

Item 3. Source and Amount of Funds or Other Consideration.

     With respect to the Panatone Reportable Purchases:

     (1) Panatone paid Rs. 14,392,500,000, or Rs. 202 per Share, to acquire 71,250,000 Shares from the Government of India. The funds used by Panatone to acquire the Shares was provided by Tata Sons and its affiliate, Tata Power. Rs. 1,991,000,000 was provided in the form of consideration for additional equity interests of Panatone, of which Rs. 1,194,600,000 was provided by Tata Sons and Rs. 796,400,000 was provided by Tata Power. Rs. 7,329,000,000 was provided in the form of advances to Panatone against equity of Panatone, of which Rs. 3,125,400,000 was provided by Tata Sons and Rs. 4,203,600,000 was provided by Tata Power. Rs. 5,072,500,000 was provided in the form of unsecured intercompany loans to Panatone, of which Rs. 72,500,000 was provided by Tata Sons and Rs. 5,000,000,000 was provided by Tata Power. On or about February 21, 2002, Panatone issued Rs. 8,000,000,000 principal amount of zero coupon non-convertible debentures (the “Debentures”) to Deutsche Bank and used the proceeds to repay all of the unsecured intercompany loans and a portion of the unadjusted advances against equity that it owed to Tata Sons and Tata Power (the “Refinancing”). The Debentures were secured by a pledge of the Shares owned by Panatone, guaranteed by Tata Sons and Tata Power and further secured by mortgages on certain real property acquired by Panatone. The Debentures matured and were repaid in full on February 21, 2003.

(2) Panatone paid Rs. 11,514,000,000, or Rs. 202 per Share, to acquire 57,000,000 Shares from other shareholders of the Issuer pursuant to the Tender Offer referred to in Item 4 below. The principal source of funds used by Panatone to acquire the Shares was the proceeds of the offering of the Debentures. Funding for the remaining portion was provided by the proceeds of additional equity investments in Panatone and/or unsecured inter-company loans made by Tata Sons and/or Tata Power.

     With respect to the Tata Sons Reportable Purchases:

(1) The aggregate purchase price paid by Tata Sons in connection with its purchase of 4,494,497 Shares in the open market was Rs. 520,558,521. The working capital of Tata Sons provided the source of funds for such purchases.

     With respect to the Tata Investment Reportable Purchases:

(1) The aggregate purchase price paid by Tata Investment in connection with its purchases of 56,000 Shares in the open market was Rs. 10,627,749. The working capital of Tata Investment provided the source of funds for such purchases.

Item 4. Purpose of Transaction.

     With respect to the Panatone Reportable Purchases:

     On February 13, 2002, Panatone purchased from the Government of India 71,250,000 Shares (the “Purchase”) representing 25% of the total outstanding Shares of the Issuer pursuant to a Purchase Agreement, dated February 6, 2002 (the “Purchase Agreement”), among the Government of India, Panatone, Tata Sons, Tata Power, Tata Steel, Tata Industries and the Issuer. In addition to Tata Sons, Tata Power, Tata Steel and Tata Industries are also shareholders of Panatone. In connection with the Purchase, on February 13, 2002, Panatone, Tata Sons, Tata Power, Tata Steel and Tata Industries entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Government of India, setting forth the rights and obligations associated with the ownership of the Shares and the management of the Issuer.

     Under Indian law, Panatone made a cash tender offer (the “Tender Offer”) to acquire up to an additional 57,000,000 Shares, at a price of Rs. 202 per Share, representing 20.0% of the total outstanding Shares of the Issuer. On March 28, 2002, Panatone commenced the Tender Offer. At 7:30 a.m. New York City time on May 9, 2002, the Tender Offer expired. The full text of the press release announcing the expiration of the Tender Offer is attached as Exhibit 13 hereto and incorporated herein by reference. A total of 81,631,548 Shares were validly tendered and not withdrawn. Of this total, 26,847,202 Shares represented by 13,423,601 ADSs were validly tendered and not withdrawn. As the total number of Shares validly tendered and not withdrawn exceeded the maximum number (approximately 57 million) of Shares to be acquired in the Tender Offer, the tendered shares were accepted on a pro-rata basis, using a ratio of 0.698321 Shares accepted for each Share tendered. Applying this ratio, the number of ADSs to be accepted was determined to be 9,373,982 and such number was communicated to The Bank of New York, as tender agent (the “Tender Agent”). A copy of the “Details of Proration” delivered by Panatone to the Tender Agent on May 23, 2002 is attached as Exhibit 14 hereto and incorporated herein by reference. The percentage shareholding of Panatone in the Issuer increased to 45% as a result.

     The Reporting Companies acquired the Shares from the Government of India, which held 52.97% of the outstanding Shares prior to the Purchase, in order to gain a controlling interest in the Issuer. The Issuer has developed a strong position in the international long distance and Internet market segments and currently owns a national long distance license. The Reporting Companies expect that the Purchase, together with the Tender Offer, will facilitate the telecommunications strategy of the Tata Group, which consists of Tata Sons and its affiliates, in providing integrated telecommunication solutions with an appropriate mix of fixed-line and wireless, whether voice or data, services in India.

     With respect to the Tata Sons Reportable Purchases:

     The Tata Sons Reportable Purchases were consummated for the purpose of increasing the Tata Group’s ownership interest in the Issuer, as permitted under Indian securities laws, and of lowering the Tata Group’s acquisition cost of the Issuer on a per Share basis.

     With respect to the Tata Investment Reportable Purchases:

     The Tata Investment Reportable Purchases were consummated for the purpose of realizing current returns and/or capital gains from the holding and eventual sale of such Shares in the ordinary course of Tata Investment’s investment business.

     Except as set forth below, the Reporting Companies have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D:

     (1) Pursuant to Article 6.6 of the Shareholders’ Agreement, at any time during the fifth year after the Purchase, Panatone has an option to require the Government of India to sell to Panatone all but one Share then held by the Government of India at the fair market value of the Shares, which will be determined by an independent appraiser to be selected with the consent of both parties.

     (2) The Reporting Companies currently have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (3) As per the Purchase Agreement and the Shareholders’ Agreement entered into between the Government of India, Panatone, Tata Sons, Tata Power, Tata Steel and Tata Industries, the Government of India has required measures to be undertaken to separate out land identified in a schedule to the Purchase Agreement, at Pune, Kolkata, New Delhi and Chennai (“Surplus Land”) from the Issuer and also to subject the use and sale of Surplus Land to special conditions as stated below (“Special Conditions”), as provided in the Purchase Agreement and the Shareholders’ Agreement. Panatone is required to facilitate the demerger of Surplus Land by enabling the establishment of a realty undertaking in the Issuer. Panatone, with the Government of India’s support, will cause the demerger of the realty undertaking so constituted and established in the Issuer and, inter alia, comprising the Surplus Land, to a separate company (“Resulting Company”) with similar object and purpose in accordance with the provisions of the Purchase Agreement and the Shareholders’ Agreement. The Special Conditions are:

     (a) Panatone is required to facilitate the establishment of a realty undertaking in the Issuer, to enable the Issuer to progress with a demerger of such undertaking with the Surplus Land to a Resulting Company established with a similar object and purpose. In order to fulfill the conditions of the Purchase Agreement and the Shareholders’ Agreement, Panatone proposes that after the demerger is undertaken and sanctioned by an appropriate court, if required under the provisions of the Companies Act of India

1956, the equity shares of the Resulting Company, as allotted to Panatone will be gifted, sold or transferred, as the case may be, without further consideration: (i) to the Government of India, to the extent of 25% of the Resulting Company’s issued equity shares (or such higher number of shares of the Resulting Company, which may be on account of any further sale of Issuer shares by the Government of India to Panatone, prior to the demerger) or (ii) to the shareholders of the Issuer, who tendered the shares of Panatone pursuant to the Tender Offer, to the extent their tender is accepted by Panatone, but not exceeding the maximum extent of 20% of the total issued capital of the Resulting Company.

     (b) In the event that the demerger of the realty undertaking of the Issuer as referred to in this paragraph (3) is not approved or sanctioned by an appropriate court under the Companies Act of India 1956, or fails for any reason whatsoever, then, only if, the Issuer sells or transfers the Surplus Land or agrees to sell or transfer or otherwise develops the Surplus Land identified in the schedule to the Shareholders’ Agreement, Panatone shall pay to the Government of India, and to those shareholders of the Issuer who tendered their shares to Panatone, to the extent of their shares tendered and accepted by Panatone, within seven days of the sale or transfer of whole or part of the Surplus Land an amount equivalent to: (i) 25% of the benefit accruing to the Issuer, to the Government of India and (ii) pro rata benefit accruing to the Issuer, to the tendering shareholders, to the extent of their shares tendered and accepted by Panatone in this Tender Offer, pursuant to such sale or transfer or otherwise development of the Surplus Land by the Issuer after taking into account any impact of taxes, under the Income-tax Act, 1961, of India. The amount of 25% referred to above, as payable to the Government of India, shall stand augmented to an additional proportion, if any additional shares are purchased by Panatone from the Government of India prior to the sale or transfer or otherwise development of the Surplus Land. The rights proposed for the tendering shareholders as provided by Panatone as set forth in this paragraph (3) shall be co-extensive with the similar rights of the Government of India under the Shareholders’ Agreement and shall lapse simultaneously with similar rights of the Government of India.

     Pursuant to Recital J of the Shareholders’ Agreement, Panatone is required to refrain from using the land, buildings and other fixed assets of the Issuer otherwise than in accordance with the business purpose of the Issuer and to refrain from disposing of land, buildings and other fixed assets of the Issuer otherwise than in accordance with the provisions of the Shareholders’ Agreement.

     (4) Pursuant to Article 5.1 of the Shareholders’ Agreement, the board of directors of the Issuer has been reconstituted and shall consist of up to twelve directors. Four of the directors shall be permanent and non-retiring directors, of which the Government of India and Panatone are entitled to nominate two each. Four of the directors shall be retiring and independent directors, of which the Government of India and Panatone are entitled to nominate and recommend two each. Four of the directors shall be retiring and non-independent directors, of which the Government of India and Panatone are entitled to nominate two each, unless Panatone owns (x) more than 25.0% but less than 30.0% of the Shares, in which case Panatone will be entitled to nominate three of the four directors and the Government of India will be entitled to nominate one of the four directors, or (y) more than 30.0% of the Shares, in which case Panatone will be entitled to nominate all four directors. In addition, Panatone has the right to designate one of the directors nominated by it as the managing director of the Issuer so long as it owns 25% of the Shares.

     Immediately after the consummation of the Purchase, the Government of India nominated one retiring and independent director and two retiring and non-independent directors, and Panatone nominated one permanent and non-retiring director and two retiring and non-independent directors. In addition, Panatone designated the permanent and non-retiring director whom it nominated as the managing director. One retiring and non-independent director appointed by the Government of India resigned on March 6, 2002. The board of directors of the Issuer currently has elevan members of whom three are retiring and non-

independent directors, four are retiring and independent directors and four non-retiring directors. In the categories of retiring and independent directors and the non-retiring directors, the Government of India has two nominees in each category.

     (5) Pursuant to Article 7.7 of the Purchase Agreement, subject to certain conditions set forth therein, the Government of India and Panatone had agreed to vote at the general shareholders’ meeting of the Issuer in favor of a resolution to amend the Articles of Association of the Issuer as required to permit the transfer of the management and control of the affairs of the Issuer to Panatone.

     (6) Pursuant to Article 6.1 of the Shareholders’ Agreement, Panatone shall not, subject to certain exceptions set forth therein, for a period of three years from the closing date set forth therein, directly or indirectly, sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any Share acquired pursuant to the Purchase Agreement or any of its rights or obligations under the Shareholders’ Agreement.

     (7) Pursuant to Article 6.2 of the Shareholders’ Agreement, subject to certain conditions set forth therein, if either of the Government of India or Panatone desires to sell any of the Shares acquired pursuant to the Purchase Agreement, the party so desiring is required to first offer to sell those Shares to the other party.

     (8) Pursuant to Article 6.3 of the Shareholders’ Agreement, subject to certain conditions set forth therein, the Government of India may, instead of exercising its rights to purchase Shares offered pursuant to Article 6.2, send a “tag along” notice to Panatone requiring Panatone to ensure that any proposed third party purchaser of the Shares purchases any additional Shares offered by the Government of India at the same price and on the same terms as the Shares purchased by any third party purchaser from Panatone.

     Neither the Shares acquired by Tata Sons in the Tata Sons Reportable Transactions nor the Shares acquired by Tata Investment in the Tata Investment Reportable Transactions would, individually or in the aggregate, give the Tata Group or any of its constituent companies the right to change the present board of directors or management of the Issuer.

     The Reporting Companies intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, any of the foregoing Reporting Persons or their respective affiliates may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise, subject to the provisions of the Shareholders’ Agreement.

Item 5. Interest in Securities of the Issuer.

     (a)
     Tata Sons is the registered owner of 4,494,497 Shares, representing 1.58% of the Shares of the Issuer, and for purposes of Schedule 13D, beneficially owns 127,434,354 Shares, representing 44.71% of the outstanding Shares of the Issuer. Panatone is the registered and beneficial owner of 122,939,857 Shares, representing 43.14% of the outstanding Shares of the Issuer after considering the sale of shares amounting to 5,310,143 till August 22, 2005. None of Tata Power, Tata Steel and Tata Industries is the registered or beneficial owner of any Shares.

     To the best knowledge of the Reporting Companies, none of the persons named in Schedules A, B, C, D, E or F hereto beneficially owns any Shares, except for the following:

(i) An individual, Mr. N.H.Mirza, director of Tata Industries Ltd., holds 15,000 Shares.
(ii) An individual, Mr.P.D.Karkaria, director Panatone holds 100 Shares jointly with his father.
(iii) An individual, Mr. V.C.Vaidya, director of Tata Investment Corporation Ltd., holds 15,000 Shares.

     (b)
     The Reporting Companies, along with the individuals described in Item 5(a) above, have the power to vote and dispose of Shares as follows:

(i)(1)Tata Sons has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: 4,494,497 Shares
(B) Shared power to vote or to direct the vote: 122,939,857 Shares
(C) Sole power to dispose or to direct the disposition of: 4,494,497 Shares
(D) Shared power to dispose or to direct the disposition of: 122,939,857 Shares

Since Tata Sons Limited controls Panatone, Tata Sons shares the power to vote and dispose of 122,939,857 Shares held by Panatone.

(i)(2)Panatone has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: -0- Shares
(B) Shared power to vote or to direct the vote: 122,939,857 Shares
(C) Sole power to dispose or to direct the disposition of: -0- Shares
(D) Shared power to dispose or to direct the disposition of: 122,939,857 Shares

(i)(3) Tata Power has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: -0- Shares
(B) Shared power to vote or to direct the vote: : -0- Shares
(C) Sole power to dispose or to direct the disposition of: : -0- Shares
(D) Shared power to dispose or to direct the disposition of: -0- Shares

(i)(3) Tata Steel has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: -0- Shares
(B) Shared power to vote or to direct the vote: : -0- Shares
(C) Sole power to dispose or to direct the disposition of: : -0- Shares
(D) Shared power to dispose or to direct the disposition of: -0- Shares

(i)(4) Tata Investment has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: -0- Shares
(B) Shared power to vote or to direct the vote: : -0- Shares
(C) Sole power to dispose or to direct the disposition of: : -0- Shares
(D) Shared power to dispose or to direct the disposition of: -0- Shares

(i)(6) Tata Industries has the power to vote and dispose of Shares as follows:

(A) Sole power to vote or to direct the vote: -0- Shares
(B) Shared power to vote or to direct the vote: : -0- Shares
(C) Sole power to dispose or to direct the disposition of: : -0- Shares
(D) Shared power to dispose or to direct the disposition of: -0- Shares

     (c).
     Set forth below is a table identifying and describing the transactions in Shares effected by the Reporting Companies since February 21, 2003:

			Sale Price
		No. of Shares	per Share	Where and How the
Persons Involved	Date of Transaction	Involved	(average)	Transaction was Effected

Panatone Finvest	August 2, 2005	70,000	Rs. 420.88	Effected on local Indian stock
Limited (Seller)				exchange

Tata Investment	August 2, 2005	56,000	Rs. 426.20	Effected on local Indian stock
(Seller)				exchange

Panatone Finvest	August 3, 2005	160,000	Rs. 414.66	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 4, 2005	700,000	Rs. 422.57	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 5, 2005	1,000,000	Rs. 431.98	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 8, 2005	450,000	Rs. 430.69	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 9, 2005	225,000	Rs.413.56	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 10, 2005	200,000	Rs.408.26	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 12, 2005	450,000	Rs.404.21	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 16, 2005	375,000	Rs.401.77	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 17, 2005	177,715	Rs.400.75	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 18, 2005	747,285	Rs.404.99	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 19, 2005	600,000	Rs.409.06	Effected on local Indian stock
Limited (Seller)				exchange

Panatone Finvest	August 22, 2005	155,143	Rs.401.50	Effected on local Indian stock
Limited (Seller)				exchange

     On August 2, 2005, Tata Investment sold 56,000 Shares in the open market at a price of Rs. 426.20 per Share, effected on local Indian stock eschanges. Following this transaction, Tata Investment no longer beneficially owns any interest in any Shares of the Issuer, and accordingly, with respect to Tata Investment only, this statement on Schedule 13D is hereby terminated and this Amendment No. 4 constitutes the final amendment thereto.

     The Reporting Companies expressly disclaim: (i) the existence of any group relating to their ownership of Shares; (ii) any control relationship between any or all of, Panatone, Tata Power, Tata Investment, Tata Steel and/or Tata Industries Limited, (iii) any beneficial ownership by any or all of Panatone, Tata Power, Tata Investment, Tata Steel and/or Tata Industries of the Shares held by Tata Sons; (iv) any beneficial ownership by any or all of Tata Power, Tata Investment, Tata Steel, and/or Tata Industries of the Shares held by Panatone.

Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

     Except for the Purchase Agreement and Shareholders’ Agreement as described in Item 4 above, to the best knowledge of the Reporting Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.*

Exhibit 1	Joint Filing Agreement dated as of February 15, 2002 among Panatone and Tata Sons.

Exhibit 2	Purchase Agreement dated as of February 6, 2002 between the Government of India and Panatone, along with Panatone’s shareholders, Tata Sons, Tata Power, Tata Steel and Tata Industries.

Exhibit 3	Shareholders’ Agreement dated as of February 6, 2002 between the Government of India and Panatone, along with Panatone’s shareholders, Tata Sons, Tata Power, Tata Steel and Tata Industries.

Exhibit 4	Information Memorandum dated as of February 19, 2002.

Exhibit 5	Deed of Trust dated as of February 21, 2002 between Panatone and IL&FS Trust Company Limited, as trustee.

Exhibit 6	Agreement to Create Pledge dated as of February 21, 2002 between Panatone and IL&FS Trust Company Limited, as trustee, relating to the pledge of the 71,250,000 Shares acquired by Panatone on February 13, 2002.

Exhibit 7	Agreement to Create Pledge dated as of February 21, 2002 between Panatone and IL&FS Trust Company Limited, as trustee, relating to the pledge of the Shares to be acquired by Panatone in the Tender Offer.

Exhibit 8	Subscription Agreement dated as of February 21, 2002 between Panatone and Deutsche Bank.

Exhibit 9	Deed of Guarantee dated as of February 21, 2002 between Tata Sons and IL&FS Trust Company Limited, as trustee.

Exhibit 10	Deed of Guarantee dated as of February 21, 2002 between Tata Power and IL&FS Trust Company Limited, as trustee.

Exhibit 11	Letter of Undertaking dated as of February 19, 2002 from Panatone to the Department of Telecom.

Exhibit 12	Trustee’s Undertaking dated as of February 14, 2002 from IL&FS Trust Company Limited to the Department of Telecom and Panatone.

Exhibit 13	Press Release dated May 14, 2002.

Exhibit 14	Details of Proration delivered to the Tender Agent on May 23, 2002.

Exhibit 15	Joint Filing Agreement dated as of July 25, 2003 among Panatone, Tata Sons, Tata Investment, Tata Power, Tata Steel and Tata Industries.

*	Exhibits 1 to 3 were filed as paper exhibits to the Original Schedule 13D. Exhibits 4 to 12 were filed as paper exhibits to Amendment No. 1. Exhibits 13 and 14 were filed as paper exhibits to Amendment No. 2. Exhibit 15 was filed as an exhibit to Amendment No. 3. Pursuant to Rule 101(a) of Regulation S-T and Rule 13d-2(e) promulgated under the Securities Exchange Act of 1934, Exhibits 1 to 15 have not been restated in this Amendment.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

PANATONE FINVEST LIMITED

By:	/s/ P.D.Karkaria

Name: P.D.Karkaria
Title: Director

TATA SONS LIMITED

By:	/s/ F.N. Subedar

Name: F.N. Subedar
Title: Senior Vice President, Finance & Company Secretary

THE TATA POWER COMPANY LIMITED

By:	/s/ Amulya Charan

Name: Amulya Charan
Title: Vice President

TATA STEEL LTD.

By:	/s/ J.C. Bham

Name: J.C. Bham
Title: Company Secretary

TATA INDUSTRIES LIMITED

By:	/s/ N.R.Srinivasan

Name: N.R.Srinivasan
Title: Company Secretary

TATA INVESTMENT CORPORATION
LIMITED

By:	/s/ M.J. Kotwal

Name: M.J. Kotwal
Title: Executive Director & Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PANATONE

     The name, address, title, present principal occupation or employment of each of the directors of Panatone are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Farokh Nariman Subedar	Director, Panatone
Wadia Building, Ground Floor	Senior Vice President, Finance and Company
Babulnath Road	Secretary,
Mumbai 400 007, India	Tata Sons

Mr. Raghavan Ramachandra Shastri	Director, Panatone
Flat No. A 61/62 Meherzin	Deputy Company Secretary & General Manager,
109A Wodehouse Road	Tata Sons
Fort, Mumbai 400 005, India

Mr. Phillie Dara Karkaria	Director, Panatone
Flat No. 1, Sleater House No. 2
3-Naushir Bharucha Road
Mumbai 400 007, India	Vice President, Tata Financial Services, Tata Sons

Mr. S.H. Rajadhyaksha	Director, Panatone
Hill View 1st Floor	Company Secretary,
Raghavji Road	Tata Consultancy Services Ltd.
Gowalia Tank
Mumbai 400 036, India

Mr. Amulya Charan	Director, Panatone
IA Edena, First Floor, Maharshi	Vice President Tata Power
Karve Road, Mumbai 400 020, India

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF TATA SONS

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Sons are set forth below. All of the persons listed below (except Mr.Alan Rosling, who is a citizen of United Kingdom) are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Non Executive Chairman, Tata Sons
Flat No. 202A, Bakhtavar
163 Lower Colaba Road
Mumbai 400 005, India

Mr. F.K. Kavarana	Executive Chairman, Tata Infotech Limited*
CCI Chambers, 5th Floor, Fl No. 9
Dinshaw Vachha Road
Mumbai 400 020, India

Mr. N.A. Soonawala	Non Executive Vice Chairman, Tata Sons
29 Hampton Court, 7th Floor
Opp Colaba Post Office
Mumbai 400 005, India

Mr. Syamal Gupta	Non Executive Director, Tata Sons
19, Common Wealth, 5th Floor
Madam Cama Road,
Mumbai 400 020, India

Dr. J.J. Irani	Non Executive Director, Tata Sons
Flat No. 221 A Wing, NCPA
Residential Complex
Nariman Point, Mumbai 400 021,
India

Mr. R. Gopalakrishnan	Executive Director, Tata Sons
Flat 101, Baug-e-Abbas
21-A Cuffe Parade
Colaba, Mumbai 400 021, India

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing
NCPA Residential Complex
Nariman Point, Mumbai 400 021,
India

Mr. R.K. Krishna Kumar	Non Executive Director, Tata Sons
Flat No. 213, B Block
NCPA Residential Complex
Nariman Point, Mumbai 400 021,
India

Mr.Arunkumar Ramanlal Gandhi	Executive Director, Tata Sons
10, Sudama, 214 Walkeshwar Road
Mumbai 400 006

Mr.Alan Rosling	Executive Director, Tata Sons
9, Hill Park, Malabar Hill
Mumbai 400 006

* The address of Tata Infotech Ltd. is Munish Commercial Centre, Worli, Mumbai 400 025, India

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF TATA POWER

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Power are set forth below. Except for Mr. Cyrus Pallonji Mistry, who is a citizen of Ireland, all of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Directors
Mr. Adi Jehangir Engineer	Non Executive Director, Tata Power
a-A-8, Salisbury Apartments, Ahura
Co-Operative Housing Society, 55/2
Salisbury park, Pune 411 037

Mr. Ratan Naval Tata	Non Executive Chairman, Tata Power
Flat No. 202A, Bakhtavar
163 Lower Colaba Road,
Mumbai 400 005, India

Mr. Ramabadran Gopalakrishnan	Executive Director, Tata Sons
Flat 101, Baug-E-Abbas
21-A Cuffe Parade
Colaba, Mumbai 400 021, India

Mr. Syamal Gupta	Non Executive Director, Tata Power
19 Commonwealth, 5 Floor
Madame Cama Road, Nariman Point,
Mumbai 400 021

Mr. Cyrus Pallonji Mistry	Director, Shapoorji Pallonji & Co.Ltd.*
Sterling Bay
103, Walkeshwar Road
Mumbai 400 006, India

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Dr. Homiar Sorabji Vachha	Non-Executive Director, Tata Power
Flat No.9, Naoraji House
Naigaum Cross Road
Dadar Mumbai 400 014, India

Mr.R.K.Misra	Non-Executive Director, Tata Power
(Life Insurance Corporation of India
Nominee)
354 Adarsh Palm Meadows
Ramagondanhalli
Airport Road, While Field
Bangalore 560 066, India

Mr.S.S.Bhatia	Managing Director, Maharashtra State Electricity
6, A Saudamini	Distribution Company Ltd.**
Near Lala Lajpatrai College
Haji Ali, Mumbai 400 036,
India

Mr.Prabhakar Keshaorao.Kukde	Executive Director, Tata Power
202 Vishnu Villa
Abdul Gaffar Khan Road
Worli, Mumbai 400 018, India

Mr.Sowmyan Ramakrishnan	Executive Director, Tata Power
D-9 Income Tax Officers Colony
Peddar Road, Mumbai 400 026
India

* The address of Shapoorji Pallonji & Co.Ltd. is Shapoorji Pallonji Centre, 41/44 Minoo Desai Marg, Colaba, Mumabi 400 005, India

** The address of Maharashtra State Electricity Distribution Company Ltd. is Prakashad, Bandra (East), Mumbai 400 051, India

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF TATA STEEL

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Steel are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Non Executive Chairman, Tata Steel
Flat No.202 A, ‘Bakhtavar’ 163,
Lower Colaba Road
Mumbai 400 005, India

Mr. Keshub Mahindra	Chairman, Mahindra & Mahindra Ltd.*
St. Helen’s Court
Dr. Gopalrao Deshmukh Marg
Mumbai 400 026, India

Mr. Nusli Neville Wadia	Industrialist/ Chairman, Bombay Dyeing
‘Beach House’	Manufacturing**
Savarkar Marg
Prabhadevi
Mumbai 400 025, India

Mr. Sam Palia	Non Executive Director, Tata Steel
16, Ruchir Bungalows
Vastrapur
Ahmedabad 380 054, India

Mr. Pratap Krishan Kaul	Non Executive Director, Tata Steel
(Financial Institutions’ Nominees)
House No. 225
Sector 15-A
Noida (U.P) 201 301, India

Mr. Suresh Krishna	Chairman and Managing Director, Sundaram
79, Poes Garden	Fasteners Limited ***
Chennai 600 086, India

Mr. Kumar Mangalam Birla	Chairman, Hindalco Industries Ltd. ****
16-A, I1 Palazzo, Little Gibbs Road
Mumbai 400 006, India

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing
NCPA Residential Apartments
Nariman Point, Mumbai 400 021,
India

Dr. J.J. Irani	Non Executive Director, Tata Steel
Flat No. 221, A Wing, NCPA
Residential Apartments
Nariman Point, Mumbai 400 021,
India

Mr. B. Muthuraman	Managing Director, Tata Steel
7, C Road East
Jamshedpur 831 001, India

Dr. Tridibesh Mukherjee	Dy. Managing Director (Steel), Tata Steel
5, C Road, Northern Town
Jamshedpur 831 001, India

Mr. Arun Narayan Singh	Dy. Managing Director (Corporate Services), Tata
3, C Road	Steel
Northern Town
Jamshedpur 831 001, India

Mr. B.Jitender	Executive Director, Industrial Development Bank of
(Financial Institutions’ Nominee)	India Limited (“IDBI”) *****
a/1 Flat No.12, Tanna Residency
Veer Savarkar Marg, Prabhadevi
Mumbai 400 025, India

* The address of Mahindra & Mahindra is Gateway Building, Appllo Bunder, Mumbai 400 039, India.

** The address of Bombay Dyeing Manufacturing Company Ltd is Neville House Ballard Estate, Mumbai 400 038, India.

*** The address of Sundaram Fasteners Ltd. is 7th Floor, 98A Dr.Radhakrishnan Salai , Chennai 600 004, India.

**** The address of Hindalco Industries Limited is 6th Floor, Churchgate Reclamation, Mumbai 400 020, India.

***** The address of IDBI is IDBI Tower, World Trade Center Complex, Cuffe Parade, Mumbai 400 005, India.

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS OF TATA INVESTMENT CORPORATION LIMITED

     The name, address, title, present principal occupation or employment of each of the directors of Tata Investment Corporation Limited are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr.N.A.Soonawala	Non Executive Chairman, Tata Investment
29 Hampton Court, 7th Floor
Opp. Colaba Post Office
Mumbai 400 005

Mr. Vasant Calian Vaidyar	Non Executive Director, Tata Investment
‘Saahil’
14, Altamount Road
Mumbai 400 026

Mr. Ardeshir B.K. Dubash	Non Executive Director, Tata Investment
Mount Nepean	Managing Director,
34C, L. Jagmohandas Marg	R Sharp & Sons Pvt.Ltd.*
Mumbai 400 036

Mr. Khusroo Nariman Suntook	Non Executive Director, Tata Investment
25, Lands End
Doongersi Road
Mumbai 400 006

Mr. Maneck Jal Kotwal	Executive Director and Secretary, Tata Investment
U-0/4 Cusrow Baug
Colaba, Mumbai 400 001

Mr.Noel.Naval Tata	Managing Director, Trent Ltd.**
Windmere, 55 Cuffe Parade
Mumbai 400005

Mr. K.A. Chaukar	Managing Director, Tata Industries
Flat No.214, 21st Floor
NCPA Residential Complex
Nariman Point, Mumbai

Mr. Farokh Nariman Subedar	Non Executive Director, Tata Investment
Wadia Building, Ground Floor	Sr.Vice President (Finance) & Company Secretary, Tata Sons
Babulnath Road
Mumbai India

Mr. H.N.Sinor	Chairman, 3i Infotech Ltd.***
764/F Sarosh Court
Tilak Road, Dadar
Mumbai, India 400 014

* The address of R.Sharp & Sons Private Ltd. is Kaizer-e- Hind Building, Curimbhoy Road, Ballard Estate, Mumbai 400 038, India

** The address of Trent Ltd. is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India

*** The address of 3i Infotech Ltd. is International Infotech Park 3rd-6th Floor, Vashi, Navi, Mumbai 400703, India

     SCHEDULE F

DIRECTORS AND EXECUTIVE OFFICERS OF TATA INDUSTRIES

     The name, address, title, present principal occupation or employment of each of the directors of Tata Industries are set forth below., All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Non Executive Chairman, Tata Industries
Flat No. 202A, Bakhtavar,
Lower Colaba Road	.
Colaba, Mumbai 400 005, India
Executive Chairman, Tata Infotech Ltd.*
Mr. F.K. Kavarana
CCI Chambers, 5th Floor, Fl No. 9
Dinshaw Vachha Road
Mumbai 400 020, India

Mr. N.A. Soonawala	Non Executive Director, Tata Industries
29 Hampton Court, 7th Floor
Opp Colaba Post Office
Mumbai 400 005, India

Mr. M.A. Pathan	Resident Director, Tata Services Ltd.
23A Prithviraj Road
New Delhi 110 011, India

Mr. Syamal Gupta	Non Executive Director, Tata Industries
19 Commonwealth
Madame Cama Road, Nariman Point
Mumbai 400 005, India

Dr. J.J. Irani	Non Executive Director, Tata Industries
Flat No. 221, A Wing, NCPA
Residential Complex
Nariman Point, Mumbai 400 021,
India

Mr. R.K. Krishna Kumar	Non Executive Director, Tata Industries
Flat No. 213, B Block
NCPA Residential Complex
Nariman Point,
Mumbai 400 021, India

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing
NCPA Residential Complex
Nariman Point, Mumbai 400 021,
India

Mr. S. Ramadorai	Manging Director, Tata Consultancy Services Ltd **
103/104 Sagar Darshan
8 Worli Sea Face
Worli, Mumbai 400 025, India

Mr. K.A. Chaukar	Managing Director, Tata Industries
Flat 214, 21st Floor	.
NCPA Residential Complex
Nairman Point,
Mumbai 400 0021, India

Mr. B. Muthuraman	Managing Director, Tata Steel
7, C Road East
Jamshedpur 831 001, India

Mr.Prasad Raghava Menon	Managing Director-Tata Chemicals Ltd ***
Lovedale, 50F, Peddar Road
Mumbai 400 026

Mr.Nawshir Mirza	Non Executive Director, Tata Industries
6A, Somerset Place
61-D, Bhaulabhai Desai Road
Opp. Sophia College, Mumbai
400 026, India

* The address of Tata Chemicals Ltd. is Bombay House, 24 Homi Mody Street, Fort, Mumabi 400 001

** The address of Tata Consultancy Services Ltd. is Bombay House, 24 Homi Mody Street, Fort, Mumabi 400 001

*** The address of Tata Infotech Ltd. is Manish Commercial Centre, Worli, Mumbai 400 025